UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 61)*

Keystone Consolidated Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

493422 30 7
(CUSIP Number)

BOBBY D. O’BRIEN
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2013
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  493422 30 7

1	NAMES OF REPORTING PERSONS KYCN Acquisition Corporation*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware*
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO*

*           KYCN Acquisition Corporation ceased to exist at 5:00 p.m. Eastern time on July 22, 2013 upon the effectiveness of the merger of KYCN Acquisition Corporation with and into Keystone Consolidated Industries, Inc.

CUSIP No.  493422 30 7

1	NAMES OF REPORTING PERSONS Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 493422 30 7

1	NAMES OF REPORTING PERSONS Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 61
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of Keystone Consolidated Industries, Inc., a Delaware corporation (the “Company”).  Items 2, 4, 5 and 6 of this Statement are hereby amended or supplemented as set forth below.

Item 2.	Identity and Background.
Item 4.	Purpose of Transaction.
Item 5.	Interest in Securities of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 2, 4, 5 and 6 are hereby amended or supplemented as set forth below.

Effective at 5:00 p.m. Eastern time on July 22, 2013 (the “Effective Time”) and pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”), KYCN Acquisition Corporation (“Merger Sub”), a wholly owned subsidiary of Contran Corporation (“Contran”), merged (the “Merger”) with and into the Company, with the Company surviving the Merger (the “Surviving Corporation”).  Other than Shares owned by Merger Sub immediately prior to the Effective Time and any Shares held by former Company stockholders immediately prior to the Effective Time who are entitled to and properly exercise their appraisal rights under, and who comply in all respects with, Section 262 of the DGCL, as a result of the Merger, each issued and outstanding Share was converted into the right to receive cash equal to $9.00 without interest (the “Merger Consideration”).  Each Share issued and outstanding immediately prior to the Effective Time owned by Merger Sub was automatically canceled and ceased to exist without any conversion thereof or distribution or consideration delivered in exchange therefor.  Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time was, by virtue of the Merger and without any action on the part of the holder thereof, converted into one share of common stock, par value $0.01 per share of the Surviving Corporation (of which 1,000 shares are issued and outstanding as of the Effective Time of the Merger).  As a result of the Merger, the Company became a wholly owned subsidiary of Contran and Merger Sub ceased to exist.

Instructions for receiving the Merger Consideration will be set forth in a Letter of Transmittal and accompanying Notice of Merger and Appraisal Rights and Surrender Form, which will be mailed to the Company’s stockholders of record immediately prior to the Effective Time (other than Merger Sub) within ten calendar days following the effective date of the Merger.  Such stockholders of the Company will be paid for their Shares held immediately prior to the Effective Time promptly after their completion of necessary applicable documentation, as outlined in the Letter of Transmittal and accompanying Notice of Merger and Appraisal Rights and Surrender Form.  Instructions regarding the procedures to seek appraisal rights under Section 262 of the DGCL will be contained in the Notice of Merger and Appraisal Rights.  Stockholders of the Company should carefully review the entire Notice of Merger and Appraisal Rights.

Pursuant to the Merger, the 13,457 Shares held by Harold C. Simmons’ spouse immediately prior to the Effective Time were at the Effective Time converted into the right to receive cash in an aggregate amount of $121,113 without interest, assuming she does not properly exercise her appraisal rights.

On July 22, 2013, the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) a (i) Current Report on Form 8-K disclosing, among other things, the consummation of the Merger and (ii) Form 15, providing notification of the termination of the Company’s reporting requirements under the Securities Exchange Act of 1934, as amended. In addition, as of the Effective Time the Shares are no longer traded on any securities exchange or automated quotation system, including the OTC Market’s OTCQB.

From and after the Effective Time, former holders of Shares held immediately prior to the Effective Time are not entitled to vote such Shares or transfer such Shares.  Such former holders of such Shares (other than Merger Sub) are only entitled to receive the Merger Consideration, except to the extent such former holders of such Shares properly exercise their appraisal rights under, and comply in all respects with, Section 262 of the DGCL.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 22, 2013

Contran Corporation

By:       /s/ Steven L. Watson
Steven L. Watson, President.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 22, 2013

/s/ Harold C. Simmons
Harold C. Simmons, Individually